Exhibit 99.1

St. John's, NL – March 9, 2022

FORTIS INC. RELEASES TCFD AND CLIMATE ASSESSMENT REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has made significant progress on its commitment as a Task Force for Climate-Related Financial Disclosures ("TCFD") supporter, with today's release of its first TCFD and Climate Assessment Report, demonstrating the Corporation's further alignment with the four pillars of the TCFD framework.

The report includes an analysis of four climate-related scenarios to identify risks and opportunities. Detail is provided on the strong governance and oversight of climate matters in place at Fortis, and how climate-related risks are incorporated into existing risk management, long-term strategy, and financial planning processes. Fortis regularly discloses material climate-related metrics, including the achievement of a 20% emissions reduction toward the Corporation's Scope 1 emissions reduction target of 75% by 2035 from a 2019 base year. Fortis is well-positioned to mitigate risk and realize opportunities under both the lower and higher carbon climate scenarios.

"The utility sector is in a period of rapid transformation to address the impacts of climate change. At Fortis, we are executing our strategy to ensure we continue to deliver reliable and affordable service to our customers as we transition to a more sustainable, low-carbon economy," said David Hutchens, President and CEO, Fortis Inc. "The climate-related scenario analysis findings will guide our strategy and actions to combat climate change, identify new opportunities associated with decarbonization, and guide investment in resilient and adaptable infrastructure."

The climate-related scenario analysis identified several key findings:

•	Policy and regulatory advancements will be required to enable the clean energy transition.
•	Innovation is needed to enable scalable, commercially viable energy solutions, particularly in lower-carbon climate scenarios.
•	Fortis utilities will need to continue to have a strong operational focus on climate adaptation and infrastructure resilience.
•	Customer affordability and system reliability will remain key pillars of the Fortis long-term business strategy as climate change impacts operations.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2021 revenue of $9.4 billion and total assets of $58 billion as at December 31, 2021. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com or www.sec.gov.

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Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's 2035 carbon emissions reduction target and expectations regarding how different climate scenarios may affect the Corporation’s risks and opportunities.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. Such assumptions include, but are not limited to, reasonable outcomes for regulatory proceedings and the expectation of regulatory stability, and no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed by the Corporation from time to time on SEDAR and EDGAR. All forward-looking information herein is given as of the date of this media release. The Corporation disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572

investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Corporate Affairs
Fortis Inc.
709.737.5323

media@fortisinc.com

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